FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2008
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Notice of Webzen Inc. Extraordinary General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date: October 9, 2008	By:	/s/ Nam Ju Kim
		Name:	NAM JU KIM
		Title:	Chief Executive Officer

Item 1

Webzen Inc. Extraordinary General Meeting of Shareholders

Dear valued shareholders,

Based on our company’s Article 25 of the Articles of Incorporation, we are calling the Extraordinary General Meeting of Shareholders, and look forward in your participation.

1. Date and Time: 10:00 a.m. Friday, October 24th, 2008

2. Place: 203 Seminar room Diplomacy Center Building, 1376-1 Seocho2-dong, Seocho-gu, Seoul

3. Agenda and Key Issues
Agenda 1: Appointment of directors (including outside director)
Agenda 2: Appointment of audit committee members

4. Calling Extraordinary General Meeting of Shareholders and notice
Based on the article 191-10 of the Securities and Exchange Law, we publish the calling notice electronically, and provide information at head office and branches, Financial Supervisory Service, Korea Securities Dealers Association, and Hana Bank Securities Agent, so please refer to it.

5. Exercise of Actual Shareholder’s voting rights
Beneficial stockholders who have their stocks deposited at the Securities, may exercise their voting rights directly or if do not want to exercise their voting rights have to notify their intentions to the Korea Securities Depository 5 days prior to the meeting.  If this is not done, according to the Securities and Exchange Law article 174-6 clause 5 and clause 6, the Korea Securities Depository can exercise the voting rights.

6. Preparation material for Meeting
-Direct exercise: Attendance sheet, Identification
-Proxy exercise: Attendance sheet, mandate letter, (state the shareholder and proxy’s personal information, legal seal), and proxy’s identification.

October 9th, 2008 Webzen Inc. Chief Executive Officer Kim, Nam Ju

[Information of the candidates for director]
Candidate Name	DOB	Person nominating said candidate	Present Position	Profile	Transaction	Relationship between said candidate and major shareholder
Chang Keun Kim	1971/05/23	Board of Directors	Advisor of Webzen	-business department manager of NHN Hangame division - group manager of NHN publishing business group	Acquired 10,000 shares of Webzen stock in the market	- Major shareholder - Director of NHN Games
Byoung Gwan Kim	1973/01/15	Board of Directors	NHN Games CEO	NHN	None	- Major shareholder - NHN Games CEO
Chang Won Lee	1963/11/08	Board of Directors	Law Firm SeJong	Law Firm SeJong Partner	None	None
Seung Han Ha	1967/10/27	Board of Directors	Accounting Firm SeJong	Certified public accountant	None	None
Hwi Jun Sin	1977/10/12	Board of Directors	director of Burookdaeil.co.Ltd	- Certified public accountant / business consultant - KPMG Accounting Firm Sam Jung - City group global market securities	None	None

[Information of the candidates for auditing committee]
Candidate Name	DOB	Person nominating said candidate	Present Position	Profile	Transaction	Relationship between said candidate and major shareholder
Chang Won Lee	631108	Board of Directors	Law Firm SeJong	Law Firm SeJong Partner	None	None
Seung Han Ha	671027	Board of Directors	Accounting Firm SeJong	Certified public accountant	None	None
Hwi Jun Sin	771012	Board of Directors	director of Burookdaeil.co.Ltd	- Certified public accountant / business consultant - KPMG Accounting Firm Sam Jung - City group global market securities	None	None